Nuveen Investments, Inc.

Windy City Investments, Inc.

Nuveen HydePark Group, LLC

Nuveen Asset Management

Nuveen Investments Advisers Inc.

Nuveen Investments Holdings, Inc.

Nuveen Investments Institutional Services Group LLC

NWQ Holdings, LLC

NWQ Investment Management Company, LLC

Nuveen Investment Solutions, Inc.

Rittenhouse Asset Management, Inc.

Santa Barbara Asset Management, LLC

Symphony Asset Management LLC

Tradewinds Global Investors, LLC

Winslow Capital Management, Inc.

333 West Wacker Drive

Chicago, Illinois  60606

November 5, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Registration Statement on Form S-4 (File No. 333-159221) of Nuveen Investments, Inc., Windy City Investments, Inc., Nuveen HydePark Group, LLC, Nuveen Asset Management, Nuveen Investments Advisers Inc., Nuveen Investments Holdings, Inc., Nuveen Investments Institutional Services Group LLC, NWQ Holdings, LLC, NWQ Investment Management Company, LLC, Nuveen Investment Solutions, Inc., Rittenhouse Asset Management, Inc., Santa Barbara Asset Management, LLC, Symphony Asset Management LLC, Tradewinds Global Investors, LLC and Winslow Capital Management, Inc. (the “Registrants”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrants hereby respectfully request that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the above-referenced Registration Statement be declared effective at 10:00 a.m., eastern standard time, on Tuesday, November 10, 2009, or as soon thereafter as practicable.

In connection with this request, the Registrants acknowledge that:

1.                                       Should the Commission or the staff thereof, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.                                       The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.                                       The Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Matthew Costigan at (312) 558-6375 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ John L. MacCarthy
John L. MacCarthy
Authorized Officer of each of the Registrants

cc:                                 Steven J. Gavin

Matthew Costigan